Exhibit 99.1

OneConnect Announces Fourth Quarter and Full Year Unaudited Financial Results

Net Margin to Shareholders Improved to -8.8% for Fourth Quarter 2023

SHENZHEN, China – (PR NEWSWIRE) – OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT and HKEX: 6638), a leading technology-as-a-service provider for financial services industry in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2023.

Fourth Quarter 2023 Financial Highlights

•	Net loss attributable to shareholders was RMB81 million, as compared to RMB177 million for the same period of the prior year. Net margin to shareholders improved by 5.5 percentage points to -8.8% as compared to -14.3% for the same period of the prior year.

•	Net loss per ADS, basic and diluted, was RMB-2.24 as compared to RMB-4.80 for the same period of the prior year.

Full Year 2023 Financial Highlights

•	Gross margin was 36.8% as compared to 36.6% for the prior year; non- IFRS gross margin was 40.3%, as compared to 40.1% for the prior year.

•	Net loss attributable to shareholders was RMB363 million, as compared to RMB872 million for the prior year.

•	Net margin attributable to shareholders improved to -9.9% compared to -19.5% for the prior year.

•	Net loss per ADS, basic and diluted, was RMB-9.99 as compared to RMB-23.90 for the prior year.

	Three Months Ended			Year Ended
In RMB’000, except percentages	December 31			December 31
and per ADS amounts	2023	2022	YoY	2023	2022	YoY
Revenue
Revenue from Ping An Group	497,524	695,992	-28.5%	2,091,039	2,526,682	-17.2%
Revenue from Lufax	63,604	104,527	-39.2%	269,073	459,419	-41.4%
Revenue from third-party customers[1]	363,437	441,915	-17.8%	1,307,396	1,477,901	-11.5%
Total	924,565	1,242,434	-25.6%	3,667,508	4,464,002	-17.8%
Gross profit	358,066	501,070		1,349,405	1,635,016
Gross margin	38.7%	40.3%		36.8%	36.6%
Non-IFRS gross margin	42.1%	42.8%		40.3%	40.1%
Operating loss	(79,419)	(194,172)		(368,212)	(981,563)
Operating margin	-8.6%	-15.6%		-10.0%	-22.0%
Net loss attributable to shareholders	(81,349)	(177,337)		(362,715)	(872,274)
Net margin to shareholders	-8.8%	-14.3%		-9.9%	-19.5%
Net loss per ADS[2], basic and diluted	(2.24)	(4.80)		(9.99)	(23.90)

[1]	Third-party customers refer to each customer with revenue contribution of less than 5% of the Company’s total revenue in the relevant period. These customers are a key focus of the Company’s diversification strategy.

[2]	In RMB. Each ADS represents thirty ordinary shares. In December 2022, the Company effected an ADS ratio change to adjust its ordinary share to ADS ratio from one (1) ADS representing three (3) ordinary shares to one (1) ADS representing thirty (30) ordinary shares, or the Ratio Change. Except otherwise stated, the Ratio Change has been retrospectively applied for all periods presented in this press release.

Chairman, CEO and CFO Comments

“In 2023, we achieved remarkable milestones in loss reduction.” Mr. Chongfeng Shen, Chairman of the Board and Chief Executive Officer of the Company, commented, “Net loss attributable to shareholders improved to RMB363 million from RMB872 million in the prior year. Multiple factors have contributed to this improvement, including our proactive adjustment to the product mix, continued cost control and improvement in operational efficiency, and effective allocation of resources to research and development.”

Mr. Chongfeng Shen further commented, “In 2023, we continued our dedication in product upgrades. In order to improve user experience and application operation effectiveness, we further broadened application scenarios by refining our algorithm, expanding our system’s compatibility and optimizing our architecture structure. These efforts have been recognized. For example, our Omni-Channel Agent Solution was listed among “Excellent Cases in Fintech Innovation and Application” in the third “Jinxintong” event hosted by China Academy of Information and Communication Technology. We also won the IDC FinTech “Global Top 100 FinTech Companies” award and the KPMG “China FinTech Enterprise Excellence Award”.”

“Scientific and technological revolution will continue to deepen in 2024, and AI, as a new productivity initiative, will lead the high-speed industry-wide development. We firmly believe that the financial industry will provide the best practice scenarios for “AI plus” initiatives and is strategically important in training and developing new productivity initiatives. OneConnect is committed to upgrading and transforming the financial industry with technology innovations, focusing on serving premium-plus customers and products optimization to meet financial institutions’ core demands to improve operational efficiency. Supported by intelligent voice robots, Omni-channel Agent Solution, and other products designed with these new productivity initiatives, our solutions enable financial institutions to improve efficiency, enhance service quality, reduce costs and mitigate risks.”

“We achieved rapid growth in overseas business, which significantly contributed to our revenue. Our revenue contributed by overseas customers (exclude contribution from Ping An OneConnect Bank (Hong Kong) Limited (“PAOB”)) increased by 37.2% to RMB182 million in 2023 from RMB133 million in 2022. Revenue proportion from overseas customers in third-party customers increased to 15.7% in 2023 from 9.7% in 2022. Our products are highly valued by overseas customers. In 2024, we will remain proactive to develop overseas markets and expand the overseas sales network.”

“We are confident that the series of economic stimulus measures launched in China will positively boost the economy. However, we also recognize that it will take time for our industry to fully recover in the short term. In 2024, we will continue to be prudent and focus on boosting revenue from third-party customers as well as improving margins.” Mr. Chongfeng Shen further supplemented.

Mr. Yongtao Luo, Chief Financial Officer, commented, “I am pleased to share that our efforts to manage costs and drive operational efficiencies have yielded significant results, demonstrating promising path to profitability. In the fourth quarter of 2023, our net margin to shareholders improved from -14.3% to -8.8% compared with the same period in 2022, while in the full year of 2023, our net margin to shareholders improved from -19.5% to -9.9% compared with last year. This not only demonstrates our commitment to financial health but also indicates a positive trajectory towards profitability. I am also delighted to announce that our non-IFRS gross margin in 2023 has remained relatively stable year-over-year with a slight increase from 40.1% to 40.3%. Free cash1 amounted to RMB2,072 million as of December 31, 2023 (December 31, 2022: RMB2,082 million).These results validate our commitment to delivering value to our shareholders and maintaining a resilient financial position amidst changing market conditions. Looking ahead, we remain focused on enhancing revenue structure. We are confident in our ability to deliver sustainable growth and long-term value.”

On November 13, 2023, the Company entered into a share purchase agreement with Lufax Holding Ltd (the “Purchaser”), and PAOB, an indirectly wholly-owned subsidiary of the Company incorporated in Hong Kong with limited liability, for the disposal of the Company’s virtual bank business at a consideration of HK$933 million in cash (the “Disposal”). The Disposal has been approved by the audit committee of the board of directors and the shareholders of the Company, and the closing is subject to the fulfilment or waiver (as applicable) of each of the conditions precedent.

[1]	Free cash equals the Company’s cash and cash equivalents (exclusive of cash and cash equivalents of PAOB) plus financial assets at fair value through profit or loss.

Revenue Breakdown

	Three Months Ended			Full Year Ended
	December 31			December 31
In RMB’000, except percentages	2023	2022	YoY	2023	2022	YoY
Technology Solution Segment[3]
Implementation	216,357	316,944	-31.7%	834,620	861,820	-3.2%
Transaction-based and support revenue
Business origination services	23,723	70,515	-66.4%	132,112	383,723	-65.6%
Risk management services	92,934	111,551	-16.7%	320,462	414,849	-22.8%
Operation support services	194,189	274,845	-29.3%	861,056	1,140,727	-24.5%
Cloud services platform	334,076	354,012	-5.6%	1,245,952	1,315,819	-5.3%
Post-implementation support services	12,839	10,450	22.9%	52,012	50,983	2.0%
Others	7,781	71,560	-89.1%	75,377	189,541	-60.2%
Sub-total for transaction-based and support revenue	665,542	892,933	-25.5%	2,686,971	3,495,642	-23.1%
Sub-total	881,899	1,209,877	-27.1%	3,521,591	4,357,462	-19.2%
Virtual Bank Business Segment
Interest and commission	42,666	32,557	31.1%	145,917	106,540	37.0%
Total	924,565	1,242,434	-25.6%	3,667,508	4,464,002	-17.8%

[3]	Intersegment eliminations and adjustments are included under technology solution segment.

Revenue in the fourth quarter of 2023 decreased by 25.6% to RMB925 million from RMB1,242 million compared with the same period in the prior year, primarily due to a decline in transaction-based and support revenue. Implementation revenue decreased by 31.7% on a year-over-year basis to RMB216 million, mainly due to the sluggish demands from new customers recovering from the pandemic impact. In terms of transaction-based and support revenue, revenue from business origination services decreased by 66.4% on a year-over-year basis to RMB24 million, primarily due to declined transaction volumes and the Company’s proactive actions of phasing out of lower value products in the Digital Banking segment. Revenue from risk management services decreased by 16.7% on a year-over-year basis to RMB93 million, mainly due to reduced transaction volume in banking loan solutions because of slower-than-expected recovery of banking activities. Revenue from operation support services decreased by 29.3% on a year-over-year basis to RMB194 million, which was primarily caused by reduced demand from insurance and banking customers. Revenue from cloud services platform was RMB334 million, decreased by 5.6% on a year-over-year basis due to lower demand. Revenue from other services decreased by 89.1% on a year-over-year basis to RMB8 million due to lower demand for auto eco-system related services. Revenue from Ping An OneConnect Bank, Virtual Banking business in Hong Kong, increased by 31.1% to RMB43 million as compared to the fourth quarter last year.

	Three Months Ended December 31			Full Year Ended December 31
In RMB’000, except percentages	2023	2022	YoY	2023	2022	YoY
Digital Banking segment	247,109	370,383	-33.3%	941,879	1,456,704	-35.3%
Digital Insurance segment	140,742	264,645	-46.8%	657,235	881,702	-25.5%
Gamma Platform segment	494,048	574,848	-14.1%	1,922,477	2,019,057	-4.8%
Virtual Bank Business segment	42,666	32,557	31.1%	145,917	106,540	37.0%
Total	924,565	1,242,434	-25.6%	3,667,508	4,464,002	-17.8%

Revenue from Gamma Platform segment, decreased by 14.1% to RMB494 million on a year-over-year basis, contributing 53.4% of the total revenue, mainly caused by reduced transaction volume of the Company’s open platform products due to lower demand from cloud services platform. Revenue from Digital Banking segment decreased by 33.3% to RMB247 million in the fourth quarter of 2023 from RMB370 million for the same period last year, mainly caused by reduction in transaction volume of business origination services and risk management services. This revenue decline reflects the Company’s initiative to phase out low value products. Revenue from Digital Insurance segment decreased by 46.8% to RMB141 million in the fourth quarter of 2023 from RMB265 million for the same period in the prior year, primarily due to reduced demand in auto ecosystem services. In addition, revenue from Virtual Banking Business segment increased by 31.1% to RMB43 million from RMB33 million for the same period last year.

Revenue

Revenue in the fourth quarter of 2023 decreased by 25.6% to RMB925 million from RMB1,242 million for the same period in the prior year, primarily driven by a decline in transaction-based and support revenue.

Cost of Revenue

Cost of revenue in the fourth quarter of 2023 decreased by 23.6% to RMB566 million from RMB741 million for the same period in the prior year, generally in line with the decrease in revenue.

Gross Profit

Gross profit in the fourth quarter of 2023 decreased to RMB358 million from RMB501 million for the same period in the prior year. Gross margin decreased slightly by 1.6 percentage point from 40.3% in the fourth of 2022 to 38.7% in the fourth quarter of 2023 due to higher labor cost compare to the same period of last year. Non-IFRS gross margin decreased to 42.1% from 42.8% for the same period in the prior year. For a reconciliation of the Company’s IFRS and non-IFRS gross margin, please refer to “Reconciliation of IFRS and Non-IFRS Results (Unaudited)”.

Operating Loss and Expenses

Total operating expenses for the fourth quarter of 2023 decreased to RMB436 million, compared with RMB745 million for the same period in the prior year, primarily driven by decreased labor cost to further improve profitability. As a percentage of revenue, total operating expenses decreased by 12.8 percentage points to 47.1% from 59.9%.

•	Research and Development expenses for the fourth quarter of 2023 decreased to RMB197 million from RMB390 million, mainly due to decreased labor cost and the Company’s initiative to invest in research and development at a reasonable pace and selectively invest in profitable projects. As a percentage of revenue, research and development expenses decreased to 21.3%, compared with 31.4% for the same period in the prior year.

•	Sales and Marketing expenses for the fourth quarter of 2023 decreased to RMB69 million, compared with RMB99 million in the prior year, mainly due to a decrease in labor cost. As a percentage of revenue, sales and marketing expenses decreased to 7.5% from 8.0%.

•	General and Administrative expenses for the fourth quarter of 2023 decreased to RMB169 million from RMB255 million in the prior year, primarily due to stringent cost control measures and the Company’s continued efforts to optimize its business processes. As a percentage of revenue, general and administrative expenses decreased to18.3% from 20.6%.

Operating loss for the fourth quarter of 2023 narrowed notably to RMB79 million, compared with RMB194 million for the same period in the prior year. Operating margin improved to -8.6% from -15.6% for the same period in the prior year.

Net Loss Attributable to Shareholders

Net loss attributable to OneConnect’s shareholders totaled RMB81 million for the fourth quarter of 2023, versus RMB177 million for the same period in the prior year. Net loss attributable to OneConnect’s shareholders per basic and diluted ADS decreased to RMB-2.24, versus RMB-4.80 for the same period in the prior year. Weighted average number of ADSs for the fourth quarter was 36,319,638.

Cash Flow

For the fourth quarter of 2023, net cash generated from operating activities was RMB174 million. Net cash used in investing activities was RMB197 million. Net cash used in financing activities was RMB32 million.

Conference Call Information

Date/Time	Monday, March 18, 2024 at 8:00 a.m., U.S. Eastern time
Monday, March 18, 2024 at 8:00 p.m., Hong Kong time
Online registration	https://www.netroadshow.com/events/login?show=fcfccf38&confId=61770

The financial results and an archived transcript will be available at OneConnect’s investor relations website at ir.ocft.com.

About OneConnect

OneConnect Financial Technology Co., Ltd. is a technology-as-a-service provider for financial services industry. The Company integrates extensive financial services industry expertise with market-leading technology to provide technology applications and technology-enabled business services to financial institutions. The integrated solutions and platform the Company provides include digital banking solution, digital insurance solution and Gamma Platform, which is a technology infrastructural platform for financial institutions. The Company’s solutions enable its customers’ digital transformations, which help them improve efficiency, enhance service quality, and reduce costs and risks.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services eco-system. In addition, the Company has successfully exported its technology solutions to overseas financial institutions.

For more information, please visit ir.ocft.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak, lagging effect of businesses’ recovery and its potential impact on the Company’s business and financial performance; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Use of Unaudited Non-IFRS Financial Measures

The unaudited consolidated financial information is prepared in accordance with IFRS Accounting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Non-IFRS measures are used in gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. OneConnect’s management regularly review non-IFRS gross profit and non-IFRS gross margin to assess the performance of our business. By excluding non-cash items, these financial metrics allow OneConnect’s management to evaluate the cash conversion of one dollar revenue on gross profit. OneConnect uses these non-IFRS financial measures to evaluate its ongoing operations and for internal planning and forecasting purposes. OneConnect believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. OneConnect also believes that presentation of the non-IFRS financial measures provides useful information to its investors regarding its results of operations because it allows investors greater transparency to the information used by OneConnect’s management in its financial and operational decision making so that investors can see through the eyes of the OneConnect’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand OneConnect’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever OneConnect uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. You are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures. For more information on non-IFRS financial measures, please see the table captioned “Reconciliation of IFRS and non-IFRS results (Unaudited)” set forth at the end of this press release.

Contacts

Investor Relations:

OCFT IR Team

OCFT_IR@ocft.com

Media Relations:

Frank Fu

pub_jryztppxcb@pingan.com.cn

ONECONNECT

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended December 31		Full Year Ended December 31
	2023	2022	2023	2022
	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	924,565	1,242,434	3,667,508	4,464,002
– Technology Solution	881,899	1,209,877	3,521,591	4,357,462
– Virtual Bank Business	42,666	32,557	145,917	106,540
Cost of revenue	(566,499)	(741,364)	(2,318,103)	(2,828,986)
Gross profit	358,066	501,070	1,349,405	1,635,016

Research and development expenses	(196,973)	(389,957)	(955,201)	(1,417,691)
Selling and marketing expenses	(69,472)	(99,214)	(275,351)	(411,356)
General and administrative expenses	(169,062)	(255,408)	(504,970)	(824,711)
Net impairment losses on financial and contract assets	(11,444)	(18,566)	(53,950)	(33,639)
Other income, gains or loss-net	9,466	67,903	71,855	70,818
Operating loss	(79,419)	(194,172)	(368,212)	(981,563)

Finance income	10,001	5,288	29,580	14,709
Finance costs	(6,261)	(9,168)	(20,532)	(37,173)
Finance income/(costs) – net	3,740	(3,880)	9,048	(22,464)
Share of (losses)/gains of associate and joint venture – net	-	(1,550)	4,607	24,852
Impairment charges on associate	-	(10,998)	(7,157)	(10,998)
Loss before income tax	(75,679)	(210,600)	(361,714)	(990,173)

Income tax (expense)/benefit	(3,019)	13,475	(9,762)	62,147

Loss for the period	(78,698)	(197,125)	(371,476)	(928,026)

(Loss)/profit attributable to:
– Owners of the Company	(81,349)	(177,337)	(362,715)	(872,274)
– Non-controlling interests	2,651	(19,788)	(8,761)	(55,752)

Other comprehensive income, net of tax
Items that may be subsequently reclassified to profit or loss
– Foreign currency translation differences	(9,602)	(6,891)	3,880	69,454
– Changes in the fair value of debt instruments measured at fair value through other comprehensive income	(3,856)	5,512	500	5,324
Item that will not be reclassified subsequently to profit or loss
– Foreign currency translation differences	(14,541)	(41,136)	22,336	356,691
Total comprehensive loss for the period	(106,697)	(239,640)	(344,760)	(496,557)

Total comprehensive (loss)/income attributable to:
– Owners of the Company	(109,348)	(219,852)	(335,999)	(440,805)
– Non-controlling interests	2,651	(19,788)	(8,761)	(55,752)

Loss per ADS attributable to owners of the Company (expressed in RMB per share)
– Basic and diluted	(2.24)	(4.80)	(9.99)	(23.90)

ONECONNECT

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31	December 31
	2023	2022
	RMB’000	RMB’000
ASSETS
Non-current assets
Property and equipment	85,076	151,401
Intangible assets	471,371	570,436
Deferred tax assets	768,276	765,959
Investments accounted for using the equity method	-	199,200
Financial assets measured at fair value through other comprehensive income	1,372,685	821,110
Restricted cash and time deposits over three months	5,319	-
Prepayments and other receivables	6,663
Total non-current assets	2,709,390	2,508,106

Current assets
Trade receivables	710,669	940,989
Contract assets	95,825	122,628
Prepayments and other receivables	905,691	1,078,604
Financial assets measured at amortized cost from virtual bank	3,081	44
Financial assets measured at fair value through other comprehensive income	853,453	1,233,431
Financial assets at fair value through profit or loss	925,204	690,627
Derivative financial assets	38,008	56,363
Restricted cash and time deposits over three months	447,564	343,814
Cash and cash equivalents	1,379,473	1,907,776
Total current assets	5,358,968	6,374,276
Total assets	8,068,358	8,882,382

EQUITY AND LIABILITIES
Equity
Share capital	78	78
Shares held for share incentive scheme	(149,544)	(149,544)
Other reserves	10,989,851	10,953,072
Accumulated losses	(7,873,614)	(7,510,899)
Equity attributable to equity owners of the Company	2,966,771	3,292,707

Non-controlling interests	(18,979)	(14,652)

Total equity	2,947,792	3,278,055

	December 31	December 31
	2023	2022
	RMB’000	RMB’000
LIABILITIES
Non-current liabilities
Trade and other payables	28,283	132,833
Contract liabilities	17,126	19,977
Deferred tax liabilities	2,079	5,196
Total non-current liabilities	47,488	158,006

Current liabilities
Trade and other payables	1,981,288	2,531,273
Payroll and welfare payables	385,908	431,258
Contract liabilities	138,563	166,650
Short-term borrowings	251,732	289,062
Customer deposits	2,261,214	1,929,183
Other financial liabilities from virtual bank	54,373	89,327
Derivative financial liabilities	-	9,568
Total current liabilities	5,073,078	5,446,321
Total liabilities	5,120,566	5,604,327

Total equity and liabilities	8,068,358	8,882,382

ONECONNECT

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended December 31		Full Year Ended December 31
	2023	2022	2023	2022
	RMB’000	RMB’000	RMB’000	RMB’000
Net cash generated from/(used in) operating activities	174,099	175,076	(648,461)	(745,984)
Net cash (used in)/generated from investing activities	(197,255)	340,401	318,634	1,873,169
Net cash used in financing activities	(32,373)	(63,366)	(213,605)	(694,066)
Net (decrease)/increase in cash and cash equivalents	(55,529)	452,111	(543,432)	433,119
Cash and cash equivalents at the beginning of the period	1,451,556	1,455,767	1,907,776	1,399,370
Effects of exchange rate changes on cash and cash equivalents	(16,554)	(102)	15,129	75,287
Cash and cash equivalents at the end of period	1,379,473	1,907,776	1,379,473	1,907,776

ONECONNECT

RECONCILIATION OF IFRS AND NON-IFRS RESULTS

(Unaudited)

	Three Months Ended December 31		Full Year Ended December 31
	2023	2022	2023	2022
	RMB’000	RMB’000	RMB’000	RMB’000
Gross profit	358,066	501,070	1,349,405	1,635,016
Gross margin	38.7%	40.3%	36.8%	36.6%
Non-IFRS adjustment
Amortization of intangible assets recognized in cost of revenue	28,397	32,058	118,359	152,837
Depreciation of property and equipment recognized in cost of revenue	2,233	593	6,747	2,750
Share-based compensation expenses recognized in cost of revenue	709	(1,939)	3,233	–
Non-IFRS Gross profit	389,405	531,782	1,477,744	1,790,603
Non-IFRS Gross margin	42.1%	42.8%	40.3%	40.1%

Source: OneConnect Financial Technology Co., Ltd.